REPORT OF VOTING RESULTS

PURSUANT TO SECTION 11.3 OF NATIONAL INSTRUMENT 51-102 *CONTINUOUS DISCLOSURE OBLIGATIONS*

The following sets out the matters that were voted upon at the annual meeting of shareholders of **IMRIS Inc.** (the "Company") held on May 2, 2013, and the outcome of each vote. Each of the matters set out below is described in greater detail in the Company's Management Information Circular dated March 21, 2013 (the "Circular") which was mailed to shareholders.

1. **Election of Directors**

   On a vote by a show of hands, the following 7 nominees were elected to serve as directors of the Company until the next annual meeting of shareholders or until their successors are duly elected or appointed:

   H. David Graves
   Robert Burgess
   Robert Courteau
   Carey Diamond
   William Fraser
   Blaine Hobson
   David Leslie

2. **Appointment of Auditors**

   On a vote by a show of hands, Deloitte LLP, were appointed as auditors of the Company, and the Board of Directors of the Company was authorized to fix their remuneration.

3. **Ordinary Resolution Approving the Stock Option Plan of the Corporation and the Unallocated Stock Options thereunder**

   A ballot was conducted to approve the ordinary resolution approving the stock option plan of the Corporation and the unallocated stock options thereunder with 56.93% of the votes cast in favour and 43.07% of the votes cast against.

Dated this 6th day of May, 2013.

IMRIS Inc.

[signature]

Kelly McNeill
Executive Vice President, Finance and
Administration and Chief Financial Officer